UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62221/June 4, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13867

In the Matter of	:
	:
LEP GROUP PLC (n/k/a WAYROL PLC),	: ORDER MAKING FINDINGS AND
LIF,	: IMPOSING SANCTIONS BY DEFAULT
LIFERATE SYSTEMS, INC., and	:
LOCH HARRIS, INC.	:

The Securities and Exchange Commission (Commission) initiated this proceeding on April 23, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the Order Instituting Proceedings (OIP) by May 4, 2010. No Respondent filed an Answer, participated in the prehearing conference on May 28, 2010, or otherwise defended the proceeding. Accordingly I find the following allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

LEP Group PLC (n/k/a Wayrol PLC) (LEP Group), Central Index Key (CIK) No. 839094, is an England and Wales corporation located in Surrey, England, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. LEP Group is delinquent in its periodic filings with the Commission, having last filed a Form 20-F for the period ended December 31, 1993, which reported a net loss of $27,997,000 for the prior twelve months.[1]

LIF, CIK No. 757642, is a California limited partnership located in Carbondale, Colorado, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act.   LIF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000.

LifeRate Systems, Inc. (LifeRate), CIK No. 937251, is an inactive Minnesota corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission

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[1] I take official notice that LEP Groups's Form 20-F for the period ended December 31, 1993, reported a net loss of $27,997,000 for the prior twelve months. See 17 C.F.R. 201.323.

pursuant to Section 12(g). LifeRate is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000.

Loch Harris, Inc. (Loch Harris), CIK No. 766347, is a dissolved Nevada corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Section 12(g). Loch Harris is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $3,350,204 for the prior three months.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission on Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

Based on the facts and law set forth above, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, and 13a-13 or 13a-16 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of LEP Group, LIF, LifeRate, and Loch Harris is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of LEP Group PLC (n/k/a Wayrol PLC), LIF, LifeRate Systems, Inc., and Loch Harris, Inc. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge

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